CUSIP No. 552 617 102
          -----------
SEC 1746 (11-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  UNITED STATES              [   OMB APPROVAL  ]
                       SECURITIES AND EXCHANGE COMMISSION    [OMB No. 3235-0145]
                             Washington, D.C. 20549          [Exp. Dec 31, 2005]
                                                             [Est avg burden   ]
                                  SCHEDULE 13D [hrs/response 11 ] Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  552 617 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Kent Madsen
                         15 West South Temple, Suite 520
                            Salt Lake City, UT 84101
                                 (801) 524-8939

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Atlas Management Partners, LLC  (71-0950380) ("Atlas")
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               804,689
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      -0-
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       -0-
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             804,689--Reporting person has the right to vote these shares
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.5%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             00
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Bridgewater International Group, LLC
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               -0-
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      -0-
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       -0-
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             804,689
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.5%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             00
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Kent Madsen
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [ ]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               3,700
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      -0-
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       3,700
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               -0-
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             3,700
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             0.2%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Geoffrey T. Woolley
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [ ]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               15,948
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      -0-
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       15,948
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               -0-
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             15,948
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             0.7%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Timothy A. Bridgewater
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               5,000
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      804,689
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       5,000
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Bridgewater holds 5,000 shares in a retirement account over which he has sole voting and dispositive powers, and, as a Voting Managing Director of Atlas, Mr. Bridgewater has shared control over the voting power held by Atlas on an additional 804,689 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.8%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Todd Stevens
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [ ]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               1,700
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      -0-
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       1,700
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               -0-
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,700
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             0.1%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Nick Efstratis
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [ ]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               500
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      -0-
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       500
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               -0-
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             500
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             .02%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------

This Amendment No. 4 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on August 8, 2003, Amendment No. 1 thereto filed on October 10, 2003, Amendment No. 2 thereto filed on March 9, 2005, and Amendment No. 3 thereto filed on May 3, 2005.

Item 1.           Security and Issuer

         The name of the issuer is MACC Private Equities Inc. ("MACC") and the class of securities subject to this amended Schedule 13D is MACC's Common Stock (the "MACC Shares"). MACC's business address is 101 Second Street, S.E., Suite 800, Cedar Rapids, IA 52401.

Item 2.           Identity and Background

         The names of the reporting persons (the "Reporting Persons") filing this Form 13D are: Atlas Management Partners, LLC, a Utah limited liability company ("Atlas"), Bridgewater International Group, LLC, a Utah limited liability company ("BIG"), Kent Madsen ("Madsen"), Geoffrey Woolley ("Woolley"), Timothy A. Bridgewater ("Bridgewater"), Todd Stevens ("Stevens"), and Nick Efstratis ("Efstratis"). Atlas was formed to operate as a management company to provide services to MACC and holds the voting rights to 34.5% of the MACC
Shares, over which BIG has beneficial ownership and dispositive power. Bridgewater is a Voting Managing Director of Atlas and, as such, has control over the voting of the MACC shares subject to Atlas' rights. Each of Madsen, Woolley, Stevens and Efstratis was formerly a member and Voting Managing Director of Atlas. This amendment is being filed to reflect their resignations as Voting Managing Directors of Atlas and the termination of their inclusion in the group for purposes of filing reports on Schedule 13D. The business address of each of Atlas, Madsen, Stevens, and Efstratis is 15 West South Temple, Suite 520, Salt Lake City, UT 84101. The business address of BIG and Bridgewater is 10500 South 1300 West, South Jordan, Utah 84095. Bridgewater is employed by BIG as managing director.

         The required information relating to the members and managers of BIG is set forth in Appendix A hereto, which is incorporated herein by this reference.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         This amended Schedule 13D is not being filed to report an acquisition of securities. Effective April 30, 2005, each of Madsen, Woolley, Stevens, and Efstratis resigned as a Voting Managing Director of Atlas. This amended Schedule 13D is being filed to remove each of Madsen, Woolley, Stevens, and Efstratis as a Reporting Person.

Item 4.           Purpose of Transaction

         This amended Schedule 13D is not being filed to report an acquisition of securities. Effective April 30, 2005, each of Madsen, Woolley, Stevens, and Efstratis resigned as a Voting Managing Director of Atlas. This amended Schedule 13D is being filed to remove each of Madsen, Woolley, Stevens, and Efstratis as a Reporting Person.

CUSIP No. 552 617 102
          -----------

Item 5.           Interest in Securities of the Issuer

                  (a) and (b)       Please  refer  to the  cover  pages  of this
amended Schedule 13D for the number of shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

                  (c) Effective April 30, 2005, each of Madsen, Woolley, Stevens, and Efstratis resigned as a Voting Managing Director of Atlas.

                  (d) No other person, other than the Reporting Persons and their owners, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MACC Shares owned by the Reporting Persons.

                  (e) Effective April 30, 2005, each of Madsen, Woolley, Stevens, and Efstratis resigned as a Voting Managing Director of Atlas and therefore ceased to be the beneficial owner of more than 5% of the MACC Shares, which are owned by Atlas.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of MACC, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.           Material to Be Filed as Exhibits

                  7(a).    Agreement relating to group filing. (1)

(1)         Filed herewith.

CUSIP No. 552 617 102
          -----------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              ATLAS MANAGEMENT PARTNERS, LLC,
                              a Utah limited liability company

May 18, 2005                  By:/s/ KENT MADSEN
---------------------            -----------------------------------------------
Date                               Kent Madsen, Manager



                              BRIDGEWATER INTERNATIONAL GROUP, LLC,
                              a Utah limited liability company


May 18, 2005                  By:/s/ TIMOTHY A. BRIDGEWATER
---------------------            -----------------------------------------------
Date                               Timothy A. Bridgewater, Managing Director



May 18, 2005                  /s/ KENT MADSEN
---------------------            -----------------------------------------------
Date                          Kent Madsen



May 18, 2005                  /s/ GEOFFREY WOOLLEY
---------------------            -----------------------------------------------
Date                          Geoffrey Woolley



May 18, 2005                  /s/ TIMOTHY A. BRIDGEWATER
---------------------            -----------------------------------------------
Date                          Timothy A. Bridgewater



May 18, 2005                  /s/ TODD STEVENS
---------------------            -----------------------------------------------
Date                          Todd Stevens



May 18, 2005                  /s/ NICK EFSTRATIS
---------------------            -----------------------------------------------
Date                          Nick Efstratis

CUSIP No. 552 617 102
          -----------

Exhibit 7A
----------
                                    AGREEMENT
                                    ---------

         The undersigned agree that this Amendment No. 4 to Schedule 13D relating to shares of the common stock of MACC Private Equities Inc. shall be filed jointly on behalf of each of the undersigned.

                               ATLAS MANAGEMENT PARTNERS, LLC,
                               a Utah limited liability company

May 18, 2005                   By:/s/ KENT MADSEN
---------------------            -----------------------------------------------
Date                                Kent Madsen, Manager



                               BRIDGEWATER INTERNATIONAL GROUP, LLC,
                               a Utah limited liability company


May 18, 2005                   By:/s/ TIMOTHY A. BRIDGEWATER
---------------------            -----------------------------------------------
Date                                Timothy A. Bridgewater, Managing Director



May 18, 2005                   /s/ KENT MADSEN
---------------------            -----------------------------------------------
Date                           Kent Madsen
..


May 18, 2005                   /s/ GEOFFREY WOOLLEY
---------------------            -----------------------------------------------
Date                           Geoffrey Woolley



May 18, 2005                   /s/ TIMOTHY A. BRIDGEWATER
---------------------            -----------------------------------------------
Date                           Timothy A. Bridgewater



May 18, 2005                   /s/ TODD STEVENS
---------------------            -----------------------------------------------
Date                           Todd Stevens



May 18, 2005                   /s/ NICK EFSTRATIS
---------------------            -----------------------------------------------
Date                           Nick Efstratis

CUSIP No. 552 617 102
          -----------



                                   APPENDIX A
                                   ----------


             CONTROL PERSONS OF BRIDGEWATER INTERNATIONAL GROUP, LLC


A.       The  sole  manager  of   Bridgewater   is  Benjamin   Jiaravanon.   Mr.
Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Indonesia. Mr. Jiaravanon's principal employment is by Charoen Pokphand Indonesia.

B. The sole member of Bridgewater is Aleksin. Aleksin is a corporation formed under the laws of the British Virgin Islands. Aleksin's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

C. The directors of Aleksin are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

D. The sole shareholder of Aleksin is Maze Industrial Ltd. ("Maze"). Maze is a corporation formed under the laws of the British Virgin Islands. Maze's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

E. The directors of Maze are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

F. The sole shareholder of Maze is Sumet Jiaravanon. Mr. Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon.

During the last five years, none of the persons named on this Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the persons named on this Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.